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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHELPS DODGE CORPORATION

(Name of Issuer)

Common Stock, par value $6.25 per share

(Title of Class of Securities)

717265102

(CUSIP Number)

John F. Brown
c/o Atticus Capital, L.L.C.
152 West 57th Street, 45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 717265102			Page 1 of 2

1.	Name of Reporting Person: Atticus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3994288

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,075,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 10,075,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,075,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): OO, IA

CUSIP No. 717265102			Page 2 of 2

1.	Name of Reporting Person: Timothy R. Barakett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,075,900

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,075,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,075,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on October 14, 2005 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:
As of December 1, the Reporting Persons are deemed to beneficially own an aggregate of 10,075,900 Shares as detailed in Item 5.
As of December 1, 2005, the aggregate purchase price for the 5,210,900 Shares that the Reporting Persons are deemed to beneficially own is $587,230,683.09 and the aggregate purchase price for the options to purchase 4,865,000 shares is $67,740,439.10.
The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by the Reporting Persons have come from the working capital of the Funds and the Accounts.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) of the Original Filing are hereby amended and restated in their entirety as follows:
(a) and (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, as of October 24, 2005 there were 101,550,235 Shares outstanding. As of December 1, 2005, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over an aggregate of 10,075,900 Shares (9.9%) comprised of (i) 5,210,900 Shares owned directly by the Funds and the Accounts and (ii) 4,865,000 Shares issuable upon exercise of options owned by the Funds and the Accounts which are deemed to be outstanding for the purposes of this Schedule 13D.
The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.
Item 5(c) of the Original Filing is hereby amended by adding the following at the end thereof:
(c) All transactions in the Shares effected in the 60 days prior to and including December 1, 2005 are set forth in Exhibit 5 attached hereto.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Filing is hereby amended and supplemented by adding the following:

The Funds and Accounts may from time to time enter into and unwind cash settled equity swap or other similar derivative arrangements with one or more counterparties, the return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the above. The Funds and Accounts currently have additional long economic exposure to the Shares through such arrangements. These arrangements do not and will not give the Reporting Persons or the Funds and Accounts voting or investment control over the underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by the counterparty to such arrangements.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Original Filing is amended by adding the following at the end thereof:
Exhibit 5 Schedule of transactions effected in the 60 days prior to and including December 1, 2005

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 2, 2005
ATTICUS CAPITAL, L.L.C.

By: /s/ Timothy R. Barakett*
     Timothy R. Barakett
     Managing Member

TIMOTHY BARAKETT

By: /s/ Timothy R. Barakett*
     Timothy R. Barakett

* by John F. Brown, attorney-in-fact